UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CARDIUM THERAPEUTICS, INC.

(Name of Issuer)

 Common Stock

(Title of Class of Securities)

141916106

(CUSIP Number)

Robert Grundstein
Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle River, New Jersey 07458
United States of America
Tel. No.: (646) 307-4500

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sabby Healthcare Volatility Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,193,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,193,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,193,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Sabby Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,193,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,193,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,193,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS Hal Mintz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,193,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,193,299
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,193,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

The name of the issuer is Cardium Therapeutics, Inc. (the “Issuer”).  The address of the Issuer's principal office is 12255 El Camino Real, Suite 250, San Diego, California 92130, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 (the “Shares”).

Item 2. Identity and Background

a), (f)
This joint statement on Schedule 13D is being filed by Sabby Healthcare Volatility Master Fund, Ltd. (the “Fund”), which was formed in the Cayman Islands, Sabby Management, LLC (“Sabby Management”), which was formed in Delaware, and Hal Mintz, a United States citizen.  Sabby Healthcare Volatility Master Fund, Ltd., Sabby Management, LLC and Hal Mintz are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”  Mr. Mintz is the manager of Sabby Management, which is the investment manager of the Fund.  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Residence or business address;

Sabby Healthcare Volatility Master Fund, Ltd. c/o Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands

Sabby Management, LLC 10 Mountainview Road, Suite 205 Upper Saddle River, New Jersey 07458

Hal Mintz c/o Sabby Management, LLC 10 Mountainview Road, Suite 205 Upper Saddle River, New Jersey 07458

(c)	Mr. Mintz serves as the Manager of Sabby Management. The address of Sabby Management is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458, United States of America.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The funds for the purchase of Shares came from the investment capital of the Fund, which is managed by Sabby Management.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for investment purposes in the ordinary course of the Fund’s business.

Item 4. Purpose of Transaction

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

On August 29, 2012, the Reporting Persons sent to the Board of Directors of the Issuer a letter (the “Initial Letter”) expressing profound dissatisfaction with the Issuer’s current business model and proposing that the Issuer take certain enumerated corrective actions to maximize shareholder value.  The Issuer responded with a letter dated September 5, 2012 (the “Response Letter”), whereby Christopher J. Reinhard, the Chairman and Chief Executive Officer of the Issuer, reiterated management’s commitment to their current strategy and ignored the concerns and suggestions articulated by the Reporting Persons in the Initial Letter.  As we found the contents of the Response Letter to be puzzling, the Reporting Persons sent a second letter dated September 18, 2012 to the Board of Directors of the Issuer a letter (the “Letter”) demanding that the Issuer’s management explain their business model and how they will generate value.  The Letter includes a number of specific requests for information and explanations which we hope the Issuer will provide.  A copy of the Letter, as well as an attached copy of the Response Letter, are filed as Exhibit 2 to this Schedule 13D and are incorporated herein in their entirety by reference.

No assurances can be given that any of the requests outlined in the Letter will be addressed by the Issuer.

Regardless whether or not the Issuer decides to respond to the demands contained in the Letter or implement any of the proposals set forth in the Initial Letter, the Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

The Reporting Persons  reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's  Board of  Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owners of 10,193,299 Shares, constituting 8.52% of the Shares.*

(b)
Each of the Reporting Persons (i) has the sole power to vote or direct the vote of 0 Shares; (ii) has the shared power to vote or direct the vote of 10,193,299 Shares; (iii) has the sole power to dispose or direct the disposition of 0 Shares; and (iv) has the shared power to dispose or direct the disposition of 10,193,299 Shares.*

(c)	The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/ Share
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	7/26/2012	30,403	$0.23
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/26/2012	51,500	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	7/25/2012	34,000	$0.23
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	8/2/2012	8,550	$0.22
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/23/2012	37,500	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/17/2012	31,409	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/18/2012	13,410	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/13/2012	38,814	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/12/2012	800	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/16/2012	136,922	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/10/2012	6,200	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/11/2012	229,056	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/12/2012	98,702	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/5/2012	1,232	$0.25
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	7/3/2012	2,000	$0.23
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/9/2012	800	$0.25
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/6/2012	11,400	$0.25
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	7/2/2012	9,590	$0.25
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	8/10/2012	1,000	$0.21
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	8/14/2012	425,350	$0.19
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	8/15/2012	500,000	$0.18
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	8/16/2012	450,104	$0.18
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	9/6/2012	33,200	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	9/7/2012	460,775	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	9/10/2012	206,617	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	9/11/2012	25,200	$0.23
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Sale	9/11/2012	52,202	$0.24
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	9/12/2012	100,000	$0.22
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	9/13/2012	216,100	$0.21
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	9/14/2012	194,712	$0.21
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	9/17/2012	15,500	$0.21
Sabby Healthcare Volatility Master Fund, Ltd.	Open Market Purchase	9/18/2012	74,680	$0.22

(d)	Not applicable.

(e)	Not applicable.

*As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Fund, Sabby Management, and Hal Mintz each beneficially own 10,193,299 Shares of the Issuer, representing approximately 8.52% of the Shares.  Sabby Management and Hal Mintz do not directly own any Shares, but each indirectly owns 10,193,299 shares of Common Stock. Sabby Management indirectly owns 10,193,299 shares of Common Stock because it serves as the investment manager of the Fund, which directly holds 10,193,299 Shares.  Mr. Mintz indirectly owns 10,193,299 shares of Common Stock in his capacity as manager of Sabby Management.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 7. Material to Be Filed as Exhibits

Exhibit 1                  —           Joint Filing Agreement, dated September 19, 2012, among Sabby Healthcare Volatility Master Fund, Ltd. Sabby Management, LLC and Hal Mintz

Exhibit 2                 —           Letter to the Board of Directors of the Issuer, dated September 18, 2012

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2012
(Date)

Sabby Healthcare Volatility Master Fund, Ltd.

By:	/s/ Barbara Austin
Name: Barbara Austin Title: Authorized Person of TDF Management Ltd., a Director

Sabby Management, LLC*

By:	/s/ Robert Grundstein
Name: Robert Grundstein Title: Chief Operating Officer

/s/ Hal Mintz* Hal Mintz

*This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.

EXHIBIT 1
----------

JOINT FILING AGREEMENT

       The undersigned hereby agree that this Statement on Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Cardium Therapeutics, Inc. is filed jointly, on behalf of each of them.

Dated:  September 19, 2012

Sabby Healthcare Volatility Master Fund, Ltd.

By:	/s/ Barbara Austin
Name: Barbara Austin Title: Authorized Person of TDF Management Ltd., a Director

Sabby Management, LLC*

By:	/s/ Robert Grundstein
Name: Robert Grundstein Title: Chief Operating Officer

/s/ Hal Mintz* Hal Mintz

EXHIBIT 2

Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle Road, New Jersey 07458

September 18, 2012

To the Board of Directors of Cardium Therapeutics, Inc.
(Christopher J. Reinhard, Tyler M. Dylan-Hyde, Ph.D., J.D., Edward W. Gabrielson, M.D., Andrew M. Leitch, Gerald J. Lewis, Murray H. Hutchison and Lon E. Otremba)

In our letter to the Board of Directors dated August 29, 2012 Sabby Management, LLC and its associated funds (collectively, "Sabby") argued that Cardium Therapeutics, Inc. ("Cardium") is pursuing a flawed business model that systematically destroys shareholder value. Cardium responded in a letter to Sabby which can be viewed as an attachment to this letter. In brief, the letter reiterates management's commitment to their current strategy and ignores the concerns and suggestions articulated by Sabby.

We find Cardium's response puzzling. The company cites current market conditions for the stock's weakness but its poor performance is not a recent phenomenon. Over the past 5 years, the stock has depreciated over 90%, and has significantly underperformed all the major indices during this timeframe, including the S&P 500, The Dow Jones Industrial Average, The Russell 2000 index, and the Russell 3000 index. However, we wish to be objective in our evaluation and we believe there are two possible explanations for the stock's lackluster performance:

1)	Sabby's concerns have merit and the current stock valuation is appropriate and numerically accurate.
2)	Cardium is correct and the market underappreciates the long-term revenue and earnings potential of the company's current business model - i.e., the stock price is an inefficient metric.

We allow for the possibility that the second explanation is correct and as the largest shareholder demand that Cardium's management explain their business model and how they will generate value in an open letter to shareholders in a manner that corrects this inefficiency. We request that this public response should address the following:

1)
Explain how the nutraceutical business will create value for shareholders. Sales in the previous quarter were a mere $13,000 so currently it is difficult for market participants to understand how these products can be value accretive. What are peak revenue expectations? Please spell out exactly how and when Cardium will achieve this sales level and how much capital expenditure and losses will be incurred in the interim? What is the breakeven point for this business? What are the margin expectations at peak revenue levels?

2)
For Generx, provide examples of other cardiovascular products that have achieved international sales exceeding $100 million and were approved solely on the basis of an imaging endpoint. What is the combined cost of completing both the Russian trial and the subsequent trial required for FDA approval in the United States?

3)	Based on your current assumptions for your three product divisions, indicate what revenue and earnings per share levels you intend to attain in 5 years and in 10 years.
4)
Explain exactly how the product videos made by Cardium create value, including a quantitative estimate. While Sabby's contention is that your video production is an embarrassing misuse of funds, we will re-evaluate our stance if management can demonstrate that the videos generate a positive return-on-investment.

We await your response to our requests. However, we believe many shareholders share our belief that Excellagen is worth more than the current market value of Cardium and that divestiture of the wasteful divisions and a renewed focus on creating value through Excellagen is in the company's best interests. We encourage other shareholders to demand accountability and have the Board explain why the status quo is the best path forward for Cardium.

Sincerely,

Sabby Healthcare Volatility Master Fund, Ltd.
By: Sabby Management, LLC, its Investment Manager

Hal Mintz
Manager

Mr. Hal Mintz
Investment Manager
Sabby Healthcare Volatility Master Fund, Ltd.
Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle Road, NJ 07458

September 5, 2012

Dear Mr. Mintz,

This is in response to your letter to the Board of Directors of Cardium Therapeutics, Inc. ("Cardium") dated August 29, 2012. We appreciate the initial investment in Cardium by Sabby Management LLC as part of the Sabby Healthcare Volatility Master Fund Ltd. (individually and collectively "Sabby"), as well as the subsequent open market transactions increasing Sabby's equity stake in Cardium. We also welcome your thoughts and suggestions regarding Cardium's products and business strategy and take this opportunity to expand on those here.

As you know from our public documents, Cardium's asset-based business model is based on acquiring products and technologies divested from big pharma, venture capital and entrepreneurs that have the potential to be repositioned and monetized through partnering, licensing or sale. Our business approach is also designed to be flexible enough to take advantage of potential commercialization opportunities without becoming locked into a single development strategy that may not prove to be optimal under varying product, market or economic conditions.

With regard to the individual product opportunities that we have developed, we agree with you and your colleagues that our recently FDA-cleared Excellagen® advanced wound care product represents a successful product repositioning and development effort, and a valuable asset. Having achieved our FDA clearance, we are now in a position to explore a number of potential pathways for the commercialization of Excellagen; but each of these depends fundamentally on establishing an effective groundwork for introducing a new product into the crowded wound care space and also developing a pathway toward effective product reimbursement. This has involved not only securing FDA approval, but establishing cGMP manufacturing and supply, and developing arrangements for national cold-chain logistics, which have recently been accomplished and are critical threshold steps for the commercialization of Excellagen.

The current most important step for Excellagen, and a key element for building its product value, is demonstrating and establishing the relative benefits of Excellagen among an expanded group of physicians and KOLs who perform surgical debridement procedures in the United States. We are therefore actively engaged in physician relationship building, sampling and practice integration, which are being supplemented and supported through web-based promotion to physicians and informational background for patients. We are also actively building a portfolio of exemplary Excellagen case studies and moving forward with aspects of the government, CMS, and private payer reimbursement processes.

12255 El Camino Real, Suite 250, San Diego, CA 92130 • 858.436.1000
www.cardiumthx.com

Hal Mintz, Sabby
September 5, 2012

Since we were able to get Excellagen cleared by the FDA as a wound care product, it can now be used for the potential treatment of a broad array of wounds including diabetic foot ulcers, pressure ulcers, venous ulcers and other wounds. There are at least four distinct market channels for Excellagen to address including: (1) individual podiatrists, (2) wound care centers and hospitals, (3) government agency providers (such as the U.S. Dept. of Veterans Affairs), and (4) dermatology. Since each of these has their own set of hurdles and distinctive aspects of practice, we are working with strategic players in these market segments with a view to establishing representation, marketing and sales or co-promotional arrangements, leading toward an expanded physician base and revenues and, at an appropriate time, could consider a full partnering or outright sale of the Excellagen business, or portions thereof, based on established medical utility, reimbursement and revenue potential.

Excellagen also has potential for use in Europe and other markets, and various potential partners have and continue to express interest in Excellagen, so we are also initiating the process of CE mark approval to allow for registration and commercialization of Excellagen within the 27 countries of the European Union, and in Russia which is a path to commercialization in member countries of the former CIS. As an example of such additional commercialization opportunities, under our agreement with BL&H of South Korea, Cardium would manufacture and supply Excellagen at an up-front transfer price that would be 40% of the sales price based on reimbursement pricing to be established for that market.

We believe that all of these efforts hold the potential to significantly enhance the value of our company without undertaking the substantial risk and expense of a "go-it-alone" strategy that would depend on the build-up of a significant sales and marketing organization needed to effectively target a large group of U.S. physicians. They also help position Excellagen to be employed for a broader range of uses.

With regard to Cardium's cardiovascular disease product candidate Generx® [Ad5FGF-4], we believe that you significantly underestimate its potential value. Generx, which was acquired from Schering AG (now part of Bayer Healthcare) in connection with the founding of Cardium, is designed to be a one-time non-surgical therapy for the treatment of myocardial ischemia due to coronary artery disease. The potential value of that product market was of such significance that it led Schering AG to purchase Cardium's predecessor Collateral Therapeutics for approximately $160 million (before cardiovascular indications were repositioned following the Bayer acquisition of Schering AG). In addition, well over $200 million had been invested to clinically develop Generx prior to the formation of Cardium, making it one of the most advanced DNA-based therapeutics, in a very substantial market that has a continuing need for new products — especially products holding the potential to obviate some of the need for expensive surgical procedures such as coronary artery bypass graft surgery (CABG) or angioplasty and stenting, each of which can cost upwards of $50,000 in associated costs.

Hal Mintz, Sabby
September 5, 2012

Generx has been studied in more than 650 patients through Phase 2/3 clinical studies and the ongoing 100-patient Phase 3 / Registration study in Russia is designed to support commercialization of Generx in markets that would be prepared to approve the product based on positive data from this study — but also provide critical confirmatory safety and efficacy data to support the clinical advancement of Generx in key markets such as the U.S. and elsewhere. We also note that the study now being performed in Russia, which presents a cost-effective means of providing additional patient data, is based on a prior study successfully conducted in collaboration with Schering AG, but taking advantage of additional scientific information designed to further enhance the effectiveness of Generx for the potential treatment of coronary artery disease. As the Schering acquisition of Collateral indicates (with $160 million being paid to buy out the potential royalty obligation owing to Collateral), cardiovascular product candidates are highly valued by pharmaceutical and other companies looking for new products with the capability of addressing large worldwide markets.

While we advance these core products, we continue to explore market niches and opportunities that have the potential to add value to Cardium's asset-based portfolio. Nutraceuticals represent one such opportunity that not only takes advantage of our ability to develop and advance innovative science-based products but is a rapidly growing market in the U.S. and elsewhere. The success of products such as Five Hour Energy® have shown that the nutraceutical space now has the potential to generate billion dollar products without the extensive regulatory and other hurdles faced by pharmaceuticals and biologics.

Although the nutraceutical space is likewise crowded, we see a particular opportunity for innovative products that have a strong basis in scientific studies, appealing to an increasingly sophisticated and health-conscious group of consumers, as well as products that target younger consumers, since most nutraceuticals have targeted middle-aged consumers with existing or perceived health issues such as heart health, joint issues etc., while younger consumers are not so much focused on specific disease areas as they are on activity, energy and well-being. With initial focus on that area, we developed Nutra-Apps®, which are characterized by concentrated ingredients in small, easy-to-use capsule packs that can be featured at a check-out register (like Five Hour Energy) and are quite different in format and channel than most traditional nutraceuticals competing in large bottle format at pharmacies, health stores, markets and others. The first Nutra-App was our Neo-Energy, which is under our MedPodium product portfolio and we later introduced Neo-Carb Bloc and Neo-Chill. We expect to introduce a sleep product, Neo-Sleep and other products over the next year. We are seeking to build a baseline revenue platform here, which we expect to be developed by acquisition of capital-efficient, "diamond in the rough" companies and products that have a low degree of regulatory risk and challenge, and leverage our in-house medical, health and sciences skill set.

Hal Mintz, Sabby
September 5, 2012

In summary, Cardium's current medical opportunities portfolio now includes: (1) Excellagen®, a recently FDA-cleared and marketed professional use advanced wound care product for the treatment of diabetic foot ulcers and a broad array of other dermal wounds; (2) Generx®, a disease-modifying regenerative medicine product candidate for patients with coronary artery disease, which is currently in a Phase 3 registration study for international markets; and (3) MedPodium Nutra-Apps®, a healthy lifestyle brand platform designed for today's highly mobile and technology-driven millennial consumers. In addition, consistent with its long-term business strategy, Cardium continues to identify and evaluate businesses, product opportunities and technologies for potential acquisition on favorable economic terms.

We agree with you and your colleagues that Excellagen is an important and valuable asset in our portfolio, and that our overall market capitalization does not adequately reflect the intrinsic economic value of our current technology platforms, product candidates or marketed products, including Excellagen. As you know, the micro-cap market environment has been a volatile space — particularly in the recent economic downturn and especially for small cap biotechnology and med-tech stocks where valuations tend to be more event driven. In addition, the development of these and other biomedical products involve numerous risks and uncertainties, including those regularly described in our corporate filings. In that environment, we believe there is benefit in having multiple product opportunities since individual products regularly face a variety of issues and challenges from health regulators, manufacturers, payors and reimbursers. Cardium's strategy is therefore designed to create a portfolio of opportunities for success that carry differing development pathways and addressable markets, and have continuing opportunities for value accretion and partnering or other monetization — while avoiding reliance on any single technology platform or product.

In closing, we are pleased to have Sabby as an investor and we look forward to further building our relationship. We would welcome the opportunity to discuss these and any other matters further with you. I will actually be in New York next week for the Rodman & Renshaw Investor Conference and then in Boston meeting with physicians using Excellagen, or you are certainly welcome to visit with our team in California at any time.

Sincerely

Christopher J. Reinhard
Chairman and Chief Executive Officer